

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2017

Via E-Mail
J. Carlo Cannell
Cannell Capital LLC
245 Meriweather Circle
Alta, WY 83414

>   Re: **Pendrell Corporation**
>   **PRNewswire press release dated October 19, 2017**
>   **Issued by Nashuk Partners, L.P. and Cannell Capital L.L.C.**
>   **File No. 5-81926**

Dear Mr. Cannell:

We note that on October 19, 2017 Nashuk Partners, L.P. and Cannell Capital L.L.C. issued a press release referenced above. The press release relates to a purported "mini-tender offer" for 375,000 shares of Pendrell Corporation.

By response letter filed on EDGAR, please tell us how and when the tender offer materials with respect to that offer were disseminated to shareholders of Pendrell. In addition, please forward a copy of those tender offer materials to the staff supplementally.

If you have any questions, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Stephen Wagstaff (via email)
       Chief Financial Officer
       Cannell Capital L.L.C.